Exhibit 99.1

JMU Limited Announced Acquisition of Blockchain-Based Payment Business

SHANGHAI, March 2, 2020 /PRNewswire/ -- JMU Limited (the "Company") (Nasdaq: MFH) today announced that the Company has entered into a share purchase agreement with Beijing Kuali Yitong Technology Co., Ltd. ("Beijing Kuali Yitong"), its affiliated offshore holding company, NBpay Investment Limited ("NBpay," together with Beijing Kuali Yitong, "NBpay Group"), and Mr. Kaiming Hu, an independent third party owning NBpay Group. Pursuant to the agreement, the Company will issue 761,789,601 ordinary shares to Mr. Kaiming Hu in exchange for the entire ownership in NBpay and the control over the NBpay Group. This transaction is subject to customary closing conditions. After the closing, Mr. Kaiming Hu will hold approximately 26.5% of the issued and outstanding ordinary shares of the Company.

"We have a natural synergy with NBpay Group, and we are excited to integrate NBpay Group as a part of our continuing efforts to build up the infrastructure for open finance through asset digitalization," commented Ms. Hua Zhou, the chairperson of the board of directors and the chief executive officer of the Company. "NBpay Group develops a borderless remittance platform based on block-chain technologies. We look forward to leveraging NBpay Group's expertise to strengthen our existing capabilities and provide more cryptocurrency solutions for our customers."

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.